WELLS FARGO FUNDS TRUST

SHAREHOLDER SERVICING PLAN

WHEREAS, Wells Fargo Funds Trust (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust desires to adopt a shareholder servicing plan (the “Plan”) on behalf of theclass or classes of shares (each a “Class” and, collectively, the “Classes”) of the series of the Trust (each a “Fund” and, collectively, the“Funds”) listed in Appendix A, as it may be amended from time to time, and the Trust’s Board ofTrustees (the “Board”), including a majority of the Qualified Trustees (as defined below), has determined that there is a reasonable likelihood that adoption of the Plan will benefit each Class and its shareholders;

NOW THEREFORE, each Fund hereby adopts the Plan on behalf of each Class on the following terms and conditions:

Section 1.     The Trust, on behalf of each Class, may execute and deliver written agreements based substantially on the form attached hereto as Appendix B or on any other form duly approved by the Board (the “Servicing Agreement”) with the Trust’s distributor, administrator and adviser, or any of their affiliates (the “Servicing Agents”) to provide or engage other entities to provide certain shareholder services as set forth in Schedule II of the Servicing Agreement (the “Services”) to beneficial owners of the Fund’s shares (the “Clients”).  The Servicing Agents may execute and deliver written, third-party agreements with banks, investment advisers, and other financial institutions, that are holders ofrecord or have a servicing relationship with Clients (the “Intermediaries”), based substantially on the form duly approved by the Board, attached hereto as Appendix C, (the “Administrative and Shareholder Services Agreement”) to provide the Services to their Clients or otherwise meeting the standards set forth in the Servicing Agreement.  A Servicing Agent may execute and deliver written, third-party agreements with broker-dealers that are holders ofrecord or have a servicing relationship with Clients, based substantially on the form duly approved by the Board under the Distribution Plan.  Pursuant to the Servicing Agreement, the Servicing Agents shall provide the Services in consideration of a fee payable from the assets of each Class, computed monthly in the manner set forth in the respective Fund’s then current prospectus, at the annual rates set forth in Appendix A.  All of the expenses incurred bya Class in connection with a Servicing Agreement and the implementation of the Plan shall be borne entirely by the shareholders of that Class.  The Servicing Agents shall monitor the arrangements pertaining to the Administrative and Shareholder Services Agreement.

Section 2.     The Plan shall be effective withrespect to each Class: (a)on the date upon which the Plan is approved forsuch Class byvote of a majority of the trustees of the Trust (the “Trustees”), including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose ofvoting on the approval of the Plan for such Class; or (b) on the date the Class commences operations, if such date is later.

Section 3.     Unless earlier terminated, thePlan shall continuein effect for a period of one yearfrom its effective date and shall continue thereafter for successive annual periods, provided that such Plan is reapproved at least annually, with respect to aClass by vote of a majority of the Trustees ofthe Trust, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of votingon such reapproval.

Section 4.     So long as the Plan is in effect, the Trust shall provide, or shall cause the Trust’s administrator to provide, to the Board, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

Section 5.     The Plan may be amended at anytime with respect to a Class by the Trustees, provided that any material amendment of the terms of the Plan (including a material increase of the feepayable hereunder) shall becomeeffective only upon theapprovals set forth in Section 3.

Section 6.     The Plan may be terminated with respect to any Class at anytime by vote of a majority of the Qualified Trustees.

Section 7.     While the Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Trust shall be committed to the discretion of the Trustees who are not interested persons of the Trust.

Section 8.     Notwithstanding anything herein to the contrary, no Fund orClass shall be obligated to make anypayments under the Plan that exceed the maximum amounts payable under Rule 2830 of the Conduct Rules of the National Association ofSecurities Dealers, Inc.

Section9.     The Trust shall preserve copies of the Plan, each Servicing Agreement, and each written report presented to the Board pursuant to Section 1 hereof, for a period of not less than six years from the date of the Plan, Servicing Agreement or report, as the case may be, the first twoyears in an easily accessible place.

Section10.   The provisions of the Plan are severablefor each Class, and whenever any action is to be taken with respect to the Plan, such action shall be taken separately for each suchaffected Class.

Section11.   As used in the Plan, (a) the term “interested person” shall have the meaning given it in the 1940 Act and the rules and regulations thereunder, subject to such exemption or interpretation as may be provided by the Securities and Exchange Commission or the staff thereof, and (b) the term “Qualified Trustees” shall mean the Trustees who (i) are not “interested persons” of the Trust and (ii) have no direct or indirect financial interest in the operation of the Plan or in anyServicing Agreement.

            Section 12.  Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such terms or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Commission, interpretations of the Commission or its staff, or Commission staff no-action letters, issued pursuant to the 1940 Act.  In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.  The duties and obligations of the parties under this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware to the extent that state law is not preempted by the provisions of any law of the United States heretofore or hereafter enacted.

Amended: May 28, 2020